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SECURI[barcode]MMISSION
03053458

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**ANNUAL AUDITED REPORT**
**FORM X-17A-5**
**PART III**

| SEC FILE NUMBER |
|---|
| 8-48591 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 4/01/02 (MM/DD/YY) AND ENDING 3/31/03 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Barnard Jacobs Mellet (USA), LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

780 Third Avenue – 31st Floor
(No. and Street)

New York (City) New York (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Kevin Jacobs (212) 980-3288
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) New York (City) New York (State) 10281-1414 (Zip Code)

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 06 2003
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

## BARNARD JACOBS MELLET (USA), L.L.C.

### TABLE OF CONTENTS

**This report ** contains (check all applicable boxes):**



** *For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

**AFFIRMATION**

I, Christopher Krolick, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Barnard Jacobs Mellet (USA), L.L.C. for the year ended March 31, 2003, are true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Christopher Krolick 5/7/03
Signature Date

Chief Operating Officer
Title

Subscribed and sworn to before me
on this 7th day of May, 2003

Paul E. Csaby 5/7/03
Notary Public

PAUL E. CSABY
Notary Public, State of New York
No. 43-4911126 Ulster
Qualified in ~~Richmond~~ County
Commission Expires Nov. 2, 2003

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.deloitte.com

**Deloitte & Touche**

## INDEPENDENT AUDITORS' REPORT

To the Members of
Barnard Jacobs Mellet (USA), L.L.C.

We have audited the accompanying statement of financial condition of Barnard Jacobs Mellet (USA), L.L.C. (the "Company") as of March 31, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Barnard Jacobs Mellet (USA) L.L.C. at March 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

May 7, 2003

# BARNARD JACOBS MELLET (USA), L.L.C.

## STATEMENT OF FINANCIAL CONDITION
## AS OF MARCH 31, 2003

### ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 885,872 |
| Deposit with clearing organization | 109,121 |
| Receivable from broker/dealer | 4,513,526 |
| Securities owned | 395,455 |
| Furniture and Equipment, At cost, net of accumulated depreciation of $190,428 | 110,617 |
| Note receivable from affiliate | 1,654,878 |
| Other assets | 206,377 |
| TOTAL ASSETS | $7,875,846 |

### LIABILITIES AND MEMBERS' EQUITY

| | |
|---|---|
| Accounts payable and accrued expenses | $ 416,231 |
| Payable to affiliate | 587,539 |
| Securites sold, not yet purchased | 291,700 |
| TOTAL LIABILITIES | 1,295,470 |
| MEMBERS' EQUITY | 6,580,376 |
| TOTAL LIABILITIES AND MEMBERS' EQUITY | $7,875,846 |

See notes to statement of financial condition.

# BARNARD JACOBS MELLET (USA), L.L.C.

## NOTES TO STATEMENT OF FINANCIAL CONDITION
## MARCH 31, 2003

### 1. ORGANIZATION

Barnard Jacobs Mellet (USA), L.L.C. (the "Company"), is a limited liability company organized pursuant to the New York Limited Liability Company Law. The Company is a registered broker/dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. The Company generates its revenues principally by providing brokerage services to institutional and individual investors primarily related to the stock market of South Africa as well as proprietary trading activities. As a result, the Company's revenues vary based on the performance of those financial markets.

Barnard Jacobs Mellet Holdings, Limited ("BJMH"), a South African investment holding company that is listed on the Johannesburg Stock Exchange, owns a 99% interest in the Company. The remaining 1% interest is owned by Garden View Nominees (Pty) Limited, a South African Company.

### 2. SIGNIFICANT ACCOUNTING POLICIES

***Basis of Accounting*** - The Company maintains its accounts and prepares its financial statements in accordance with accounting principles generally accepted in the United States of America (hereinafter referred to as "generally accepted accounting principles").

***Use of Estimates in the Preparation of the Statement of Financial Condition*** - The preparation of the statement of financial condition in conformity with generally accepted accounting principles and prevailing industry practices requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

***Cash and Cash Equivalents*** - Cash and cash equivalents include time deposits and money market investments with original maturities of three months or less.

***Securities Transactions*** - The Company has a clearing agreement with BNY Clearing Services LLC ("BNY"), whereby BNY clears transactions for the Company and its customers and carries such accounts on a fully disclosed basis as customers of BNY. Accordingly, the Company does not carry customer accounts and does not receive, deliver, or hold cash or securities in connection with such transactions.

***Furniture and Equipment*** - Furniture and equipment are recorded at cost and are depreciated using the straight-line method over estimated useful lives of ten years for furniture and five years for equipment.

***Securities Owned and Securities Sold, Not Yet Purchased*** - Securities owned at market value and securities sold, not yet purchased are recorded on a trade date basis at market value. Market value of securities positions is generally based on quoted market prices.

***Recently Issued Accounting Pronouncements*** - In November 2002, the Financial Accounting Standards Board issued Financial Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", which elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees that it issues. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of FIN 45 apply prospectively to guarantees issued after December 31, 2002 regardless of the guarantor's fiscal year-end. The disclosure requirements in FIN 45 are effective for financial statements of any period ending after December 15, 2002. Management believes that FIN 45 will not have a material impact on the Company's financial position or results of operations.

## 3. SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased consist of trading securities at market value, as follows:

| | Securities Owned | Sold, Not Yet Purchased |
|---|---|---|
| Foreign bonds | 114,593 | - |
| Foreign equities | 261,248 | 272,250 |
| Domestic Equities | 19,614 | 19,450 |
| Total | $395,455 | $291,700 |

## 4. DEPOSIT WITH CLEARING ORGANIZATION

The Company is required to maintain a deposit with its clearing organization, BNY. The deposit is in a BNY money market account and bears a variable interest rate. At March 31, 2003, the rate was 0.38%.

## 5. REGULATORY REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934 which requires the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. At March 31, 2003, the Company had net capital of $4,347,381 which was $4,247,381 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .23 to 1.

## 6. INCOME TAXES

The Company is considered a Partnership for federal and state income tax purposes, and is therefore not subject to federal and state income taxes, as its members are individually responsible for the taxes on their allocable portion of the Company's income. The Company, however, is subject to the New York City unincorporated business tax.

## 7. COMMITMENTS AND CONTINGENCIES

The Company has non-cancelable operating leases for equipment and office space, which expire in November, 2005. The future minimum annual rental payments required under these leases are as follows:

| Fiscal Year Ending | |
|---|---|
| 2004 | 275,196 |
| 2005 | 286,861 |
| 2006 | 202,192 |
| Total | $ 764,249 |

***Litigation*** - In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. Some of these matters may involve claims for substantial amounts. It is the opinion of management, after consultation with counsel, that there are no matters pending against the Company that could have a material adverse effect on the Company's financial condition.

## 8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

The Company is engaged in various types of brokerage activities servicing a diverse group of institutional and individual investors. Customer securities transactions are cleared through BNY on a fully disclosed basis. These activities may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill its contractual obligations. As a result, the Company's exposure to credit risk can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy their obligations.

The agreement between the Company and BNY provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to control the risk associated with nonperformance by monitoring all customer activity and reviewing information it receives from BNY on a daily basis. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer and counterparty with which it conducts business.

Certain assets and liabilities of the Company are denominated in foreign currencies, primarily the South African Rand. Such assets and liabilities are subject to market risk due to movements in foreign exchange rates.

## 9. RELATED PARTY TRANSACTIONS

On January 31, 2000, the Company loaned Barnard Jacobs Mellet (Mauritius) Ltd., an affiliate company, $1,621,125 in exchange for a note receivable. The note receivable is payable on demand and bears a variable interest rate linked to the monthly call deposit rate of the Company's investment in the Cortland General Money Market Fund held at BNY. At March 31, 2003, the interest rate was 0.38 %. The Company's interest receivable related to this loan was approximately $55,134 at March 31, 2003. The Company additionally has a payable to Barnard Jacobs Mellet (Mauritius) Ltd in the amount of $545,832, due and payable on demand.

The Company pays research fees to Barnard Jacobs Mellet Securities Pty Ltd.

The Chief Executive Officer and resident Principal of the Company is an Executive Director of BJMH.

* * * * * *

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.deloitte.com

**Deloitte & Touche**

May 7, 2003

Barnard Jacobs Mellet (USA), L.L.C.
780 Third Avenue – 31st Floor
New York, New York 10017

In planning and performing our audit of the financial statements of Barnard Jacobs Mellet (USA), L.L.C. (the "Company") for the year ended March 31, 2003 (on which we issued our report dated May 7, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of the Company's management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP